
May 16, 2024

Michael L. Hance
Interim Chief Executive Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

      Re: Forward Air Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed April 12, 2024
          File No. 000-22490

Dear Michael L. Hance:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Flora Perez